COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Establishment of 2nd Steelworks in India

At Global Investors Meet (“GIM”) which was held in June 2010 in Bangalore, India, POSCO signed a Memorandum of Understanding with the Government of Karnataka, together with other major steel manufacturers, and is promoting to obtain the recommendation of mining lease and land acquisition to construct an integrated steel mill in the State of Karnataka.

At the present, POSCO has not yet made any decisions regarding the construction of integrated steel mill (“Project”) because the Government of Karnataka has not confirmed the investment plan for POSCO and other steel manufacturers. In accordance with the disclosure requirements under the Korea Exchange regulations, however, POSCO will promptly disclose any material information regarding the Project as soon as any such information is made available.